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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1933


                           For the month of July 2004


                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F [X]     Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes [ ]           No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).


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                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                (Registrant)

Date: July 16, 2004              By   /s/ JAIME ALBERTO VELASQUEZ B.
                                    --------------------------------------------
                                      Name:  Jaime Alberto Velasquez B.
                                      Title: Vice President of Finance


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[BANCOLOMBIA LOGO]


                     GILINSKI FILES NEW ARBITRATION AGAINST
                                   BANCOLOMBIA

Medellin, July 16, 2004.

We were summoned yesterday of another lawsuit filed by the Gilinski family and its companies against BANCOLOMBIA and some of its administrators, alleging similar charges to the ones presented in the past before different administrative and judicial authorities, related to the process of acquisition of majority of stock from the old Banco de Colombia by BIC and the later merger of both entities.

The lawsuit shall be settled by an arbitrator board composed by Mr. Jose Alejandro Bonivento Fernandez, Mr. Cesar Hoyos, Mr. Jorge Santos, and the place of arbitration will be the city of Bogota.

As we have done in the past, the Bank will attend the requirements of this new litigation with total openness and diligence, convinced as we are that the charges are unfounded and that the Bank's and its administrator's behavior has been always ruled by the applicable laws and the highest ethic principles, having in mind the interests of the company, its shareholders and clients.



Contacts

      SHAREHOLDERS AND INVESTOR RELATIONS OFFICE investorrelations@bancolombia.com.co
      Fax: (574) 231 7208